COOPERATIVE BANKSHARES, INC.

Full-Service Banking For The New Century

Annual Report
December 31, 2001

Profile

Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company for Cooperative Bank for Savings, Inc., SSB ("Cooperative Bank" or the "Bank"); a North Carolina chartered savings bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

Cooperative Bank was chartered in 1898. The Bank's headquarters are located in Wilmington, North Carolina. Cooperative operates 17 financial centers throughout the coastal and inland communities of eastern North Carolina. These centers extend from Corolla, located on the Outer Banks of North Carolina, to Tabor City, located on the South Carolina border. The Federal Deposit Insurance Corporation ("FDIC") insures the Bank's deposit accounts up to applicable limits.

Through its financial centers, the Bank provides a wide range of banking products, including interest bearing and non-interest bearing checking accounts, certificates of deposit and individual retirement accounts. It offers an array of loan products: overdraft protection, commercial, consumer, agricultural, real estate, residential mortgage and home equity loans. Also offered are safe deposit boxes and automated banking services through ATMs and Access24 Phone Banking. In addition, the Bank offers discount brokerage services, annuity sales and mutual funds through a third party arrangement with UVEST Investment Services.

The common stock of Cooperative Bankshares, Inc. is traded on the NASDAQ National Market under the symbol "COOP".

Mission

It is the mission of Cooperative to provide the maximum in safety and security for our depositors, an equitable rate of return for our stockholders, and excellent service for our customers, and to do so while operating in a fiscally sound and conservative manner, with fair pricing of our products and services, good working conditions, outstanding training and opportunities for our staff, along with a high level of corporate citizenship.

Table Of Contents

Selected Financial and Other Data 2
President's Message 3
Management's Discussion & Analysis 4
Independent Auditors' Report 15
Consolidated Statements of Financial Condition 16
Consolidated Statements of Operations 17
Consolidated Statements of Comprehensive Income 18
Consolidated Statements of Stockholders' Equity 19
Consolidated Statements of Cash Flows 20
Notes to Consolidated Financial Statements 22
Directors, Officers, and Financial Center Locations 42
Corporate Information 43

SELECTED FINANCIAL AND OTHER DATA

At December 31,	2001	2000	1999	1998	1997
			Dollars in Thousands		
Selected Financial Condition Data:					
Assets	$ 458,114	$ 414,961	$ 410,146	$ 389,773	$ 369,121
Loans, net	373,458	347,486	334,744	321,324	286,692
Securities	47,970	35,027	45,261	44,749	54,904
FHLB stock	4,155	3,755	3,755	2,825	2,688
Deposits	339,830	327,312	304,834	301,656	288,691
Borrowed funds	83,097	55,101	75,106	55,109	50,226
Stockholders' equity	33,618	30,812	29,343	31,613	28,294

Year Ended December 31,	2001	2000	1999	1998	1997
Selected Operations Data:			Dollars in Thousands		
Interest income	$ 31,117	$ 31,709	$ 28,449	$ 28,411	$ 26,093
Interest expense	18,916	19,305	16,422	17,212	15,732
Net interest income	12,201	12,404	12,027	11,199	10,361
Provision for loan losses	460	970	210	330	153
Noninterest income	2,040	1,670	1,228	1,180	790
Noninterest expenses	9,303	10,193	8,885	8,275	7,370
Income before income taxes	4,478	2,911	4,160	3,774	3,628
Net income	2,889	1,932	2,680	2,385	2,234

	2001	2000	1999	1998	1997
Selected Financial Ratios and Other Data:					
Return on average assets	0.67%	0.47%	0.69%	0.62%	0.63%
Return on average equity	8.91%	6.35%	8.88%	7.86%	8.26%
Average stockholders' equity to average assets	7.57%	7.38%	7.74%	7.95%	7.63%
Non-performing assets to total assets	0.84%	0.22%	0.35%	1.08%	0.08%
Allowance for loan losses to total loans	0.67%	0.62%	0.39%	0.35%	0.28%
Dividend payout ratio	19.49%	28.09%	-	-	-
Per Share Data:					
Earnings per:					
Common share - basic	$ 1.03	$ 0.71	$ 0.95	$ 0.79	$ 0.75
Common share - diluted	$ 1.02	$ 0.69	$ 0.90	$ 0.74	$ 0.70
Cash dividends declared	$ 0.20	$ 0.20	-	-	-
Tangible book value	$ 11.86	$ 11.35	$ 10.92	$ 10.38	$ 9.48
Number of common shares outstanding	2,835,447	2,714,610	2,687,919	3,046,284	2,984,396

Net income for the year ended December 31, 2001 was $2,888,943 or $1.02 per diluted share, a 49.6% increase over the same period last year. Net income for the 12 months ended December 31, 2000 was $1,931,675, or $.69 per diluted share, which included one-time restructuring charges of $463,572 (after tax). Total assets at December 31, 2001 were $458.1 million as compared to $415.0 million at December 31, 2000, a 10.4% increase in assets during the year. Stockholders' equity was $33.6 million, or $11.86 per share, and represented 7.34% of assets.

During the year our Retail Banking Division originated 910 commercial and consumer loans in the amount of $111.6 million as compared to 873 loans for $52.1 million during the previous year. At December 31, 2001, loans made by the Retail Banking Division constituted 46.9% of total loans as compared to 37.8% at December 31, 2000. The Mortgage Loan Division originated 249 loans totaling $44.6 million as compared to 174 loans totaling $22.7 million during the year 2000. The Mortgage Division also originated $29.3 million in brokered mortgage loans during 2001, generating $386,500 in fee income, compared to $6.5 million in brokered mortgage loans and $93,000 in fee income for the year 2000.

In April 2001, we opened our 17th financial center in Whiteville, North Carolina giving us two banking centers in Columbus County. This center has exceeded all of its first-year goals for growth in deposits.

During the past year we installed additional ATM's in Washington, Corolla, Whiteville and downtown Wilmington, giving us a total of 11 ATM's.

During 2001 the company continued paying a quarterly cash dividend of $.05 per share to our stockholders, and it is our hope and intention to continue paying such dividends in the future.

The cost cutting plan that was announced in October 2000 produced the expected results as earnings improved each quarter in 2001.

In summary, the past year has been one that has been marked by continued improvement in earnings and efficiencies. With the dramatic increase in retail and commercial loans, our balance sheet is becoming increasingly more banklike. By adding an additional office in Whiteville and four additional ATM's we have increased the number of outlets to provide the people of Eastern North Carolina with the best of community bank services available. With the continued improvement in efficiencies as a result of our cost cutting during the prior year, I am very confident about the future of our company. Thank you for your support.

Sincerely yours,
Frederick Willetts, III
President

General

Cooperative Bankshares, Inc. (the "Company") is a registered bank holding company incorporated in North Carolina in 1994. The Company was formed for the purpose of serving as the holding company for Cooperative Bank for Savings, Inc., SSB ("Cooperative Bank" or the "Bank"); a North Carolina chartered savings bank. The Company's primary activities consist of holding the stock of Cooperative Bank and operating the business of the Bank. Accordingly, the information set forth in this report, including financial statements and related data, relates primarily to Cooperative Bank.

The following management's discussion and analysis is presented to assist in understanding the Company's financial condition and results of operations. This discussion should be read in conjunction with the consolidated financial statements and accompanying notes presented in this report.

Critical Accounting Policy

The Bank's most significant critical accounting policy is the determination of its allowance for loan losses. A critical accounting policy is one that is both very important to the portrayal of the Bank's financial condition and results, and requires management's most difficult, subjective or complex judgments. What makes these judgments difficult, subjective and/or complex are due to the need to make estimates about the effects of matters that are inherently uncertain. For further information on the allowance for loan losses, see the "Financial Condition" in Management's Discussion and Analysis and Note 3 of the "Notes to Consolidated Financial Statements" included the Annual Report.

Management Strategy

Cooperative Bank's lending activities have traditionally concentrated on the origination of loans for the purpose of constructing, financing or refinancing residential properties. In recent years, however, the Bank has emphasized origination of nonresidential real estate loans, equity lines of credit, and secured and unsecured consumer and business loans. As of December 31, 2001 approximately $273 million, or 73%, of the Bank's loan portfolio consisted of loans secured by residential properties which includes $34 million of loans classified as construction and land development. This was down from approximately $291 million, or 83% at December 31, 2000. The Bank originates adjustable rate and fixed rate loans. As of December 31, 2001, adjustable rate and fixed rate loans totaled approximately 63% and 37%, respectively, of the Bank's total loan portfolio.

The Bank has chosen to begin selling a larger percentage of its fixed rate mortgage loan originations through broker dealer arrangements. This enables the Bank to invest its funds in commercial loans, while increasing fee income. This is part of the continuing effort to restructure the balance sheet and operations to be more reflective of a commercial bank.

In the past, the Bank has sold fixed rate, long term mortgage loans in the secondary market as part of the asset/liability management program. In 2001, the Bank sold $470,000 in loans in the secondary market. The Bank generally retains the servicing of loans sold outside of the broker dealer arrangements, which generally receives a fee payable monthly of up to 1/4% per annum of the unpaid balance of each loan.

The growth in the loan portfolio has been concentrated in real estate-backed construction and land development and commercial loans. The anticipated effects of these loans is to increase the yield on the loan portfolio. These loans generally involve a higher level of credit risk than one-to-four family residential lending due to the concentration of principal in a limited number of loans and borrowers, the effects of general economic conditions and the volatility of the collateral. This increased risk also causes the allowance for loan losses to increase, which is the primary reason for the increase in the allowance over the past two years.

Interest Rate Sensitivity Analysis

Interest rate sensitivity refers to the change in interest spread resulting from changes in interest rates. To the extent that interest income and interest expense do not respond equally to changes in interest rates, or that all rates do not change uniformly, earnings will be affected. Interest rate sensitivity, at a point in time, can be analyzed using a static gap analysis that measures the match in balances subject to repricing between interest-earning assets and interest-bearing liabilities. Gap is considered positive when interest rate sensitive assets exceed interest rate sensitive liabilities. Gap is considered negative when interest rate sensitive liabilities exceed interest rate sensitive assets. At December 31, 2001, Cooperative had a one-year negative gap position of 7.3%. During a period of rising interest rates, a negative gap would tend to adversely affect net interest income, while a positive gap would tend to result in an increase in net interest income. During a period of falling interest rates, a negative gap would tend to result in an increase in net interest income while a positive gap would tend to adversely affect net interest income. It is important to note that certain shortcomings are inherent in static gap analysis. Although certain assets and liabilities may have similar maturities or periods of repricing, they may react in different degrees to changes in market interest rates. For example, part of the Company's adjustable-rate mortgage loans are indexed to the National Monthly Median Cost of Funds to SAIF-insured institutions. This index is considered a lagging index that may lag behind changes in market rates. The one-year or less interest-bearing liabilities also include checking, savings, and money market deposit accounts. Experience has shown that the Company sees relatively modest repricing of these transaction accounts. Management takes this into consideration in determining acceptable levels of interest rate risk.

The following table indicates the time periods in which interest-earning assets and interest-bearing liabilities will mature or reprice in accordance with their contractual terms. The table assumes prepayments and scheduled principal amortization of fixed-rate loans and mortgage-backed securities, and assumes that adjustable rate loans will reprice at contractual repricing intervals.

INTEREST RATE SENSITIVITY ANALYSIS

December 31, 2001	One Year or Less	Over One Through Five Years	Over Five Through Ten Years	Over Ten Years	Total
			(Dollars in thousands)		
Interest-earning assets:					
Securities	$ 5,058	$ 28,634	$ 8,795	$ 5,483	$ 47,970
Interest-bearing bank balances	1,586	-	-	-	1,586
Federal Home Loan Bank stock	4,155	-	-	-	4,155
Loan portfolio	239,125	100,306	21,133	15,417	375,981
Total	$ 249,924	$ 128,940	$ 29,928	$ 20,900	$ 429,692
Interest-bearing liabilities:					
Deposits	$ 243,389	$ 70,980	$ 7,744	$ -	$ 322,113
Borrowed funds	40,003	33,011	10,016	67	83,097
Total	$ 283,392	$ 103,991	$ 17,760	$ 67	$ 405,210
Interest rate sensitivity gap	$ (33,468)	$ 24,949	$ 12,168	$ 20,833	$ 24,482
Cumulative interest rate sensitivity gap	$ (33,468)	$ (8,519)	$ 3,649	$ 24,482	
Cumulative ratio of interest-earning assets to interest-bearing liabilities	88.2%	97.8%	100.9%	106.0%	
Ratio of cumulative gap to total assets	(7.3%)	(1.9%)	0.8%	5.3%	

Market Risk

The Company's primary market risk is interest rate risk. Interest rate risk is the result of differing maturities or repricing intervals of interest earning assets and interest bearing liabilities and the fact that rates on these financial instruments do not change uniformly. These conditions may impact the earnings generated by the Company's interest earning assets or the cost of its interest bearing liabilities, thus directly impacting the Company's overall earnings. The Company's management actively monitors and manages interest rate risk. One way this is accomplished is through the development of and adherence to the Company's asset/liability policy. This policy sets forth management's strategy for matching the risk characteristics of the Company's interest earning assets and liabilities so as to mitigate the effect of changes in the rate environment.

One way to measure the Company's potential exposure to interest rate risk is to estimate the effect of a change in rates on the Company's Economic Value of Equity ("EVE"). At December 31, 2001, the negative estimated change in EVE is significantly reduced in the rising rate environments as compared to the estimated change at December 31, 2000. There are not significant changes to EVE in declining rate environments from December 31, 2000, to December 31, 2001, except for the 400 basis point decline in rates which had a significant increase in EVE. The following table sets forth information relating to the Company's EVE and the estimated changes under various interest rate change scenarios as of December 31, 2001 (in thousands).

Market Risk Table
December 31, 2001

Change in Interest Rates	Economic Value of Equity	Estimated $ Change	Estimated % Change
400 basis point rise	$ 21,736	(11,259)	-34%
300 basis point rise	24,654	(8,341)	-25%
200 basis point rise	27,850	(5,145)	-16%
100 basis point rise	31,624	(1,371)	-4%
Base Scenario	32,995	-	-
100 basis point decline	34,255	1,260	4%
200 basis point decline	31,898	(1,097)	-3%
300 basis point decline	32,647	(348)	-1%
400 basis point decline	37,140	4,145	13%

Computation of prospective effects of hypothetical interest rate changes, such as the above computations, are based on numerous assumptions, including relative levels of market interest rates, loan prepayments and deposit decay, and should not be relied upon as indicative of actual results. Further, the computations do not contemplate any actions management could undertake in response to sudden changes in interest rates.

Liquidity

The Company's goal is to maintain adequate liquidity to meet potential funding needs of loan and deposit customers, pay operating expenses, and meet regulatory liquidity requirements. Maturing securities, principal repayments of loans and securities, deposits, income from operations and borrowings are the main sources of liquidity. Scheduled loan repayments are a relatively predictable source of funds, unlike deposits and loan prepayments that are significantly influenced by general interest rates, economic conditions and competition.

At December 31, 2001, the estimated market value of liquid assets (cash, cash equivalents, and marketable securities) was approximately $60.5 million, representing 14.3% of deposits and borrowed funds as compared to $52.8 million or 13.8% of deposits and borrowed funds at December 31, 2000. Management maintains a portfolio generally consisting of mortgage-backed securities and securities with short maturities (within 5 years) and call dates, consistent with the Bank's focus on liquidity. Investment securities available for sale are recorded at their fair value, with the unrealized gain or loss included as a component of shareholders' equity, net of deferred taxes.

The Company's securities portfolio consists of U.S. Government agency, mortgage-backed and other permissible securities including preferred stock from the Federal Home Loan Mortgage Corporation ("FHLMC") and a General Motors Acceptance Corporation (GMAC) Note. The Federal National Mortgage Association (FNMA) and FHLMC guarantee the mortgage-backed securities. Mortgage-backed securities entitle the Company to receive a pro rata portion of the cash flows from an identified pool of mortgages. Although mortgage-backed securities generally offer lesser yields than the loans for which they are exchanged, they present substantially lower credit risk by virtue of the guarantees that back them. Mortgage-backed securities are more liquid than individual mortgage loans, and may be used to collateralize borrowings or other obligations of the Company.

The mortgage-backed and related securities owned by the Company are subject to repayment by the mortgagors of the underlying collateral at any time. These repayments may be affected by a rising or declining interest rate environment. During a rising or declining interest rate environment, repayments and the interest rate caps may subject the Company's mortgage-backed and related securities to yield and/or price volatility.

The Company's primary uses of liquidity are to fund loans and to purchase investments. At December 31, 2001, outstanding off-balance sheet commitments to extend credit totaled $30.3 million, and the undisbursed portion of construction loans was $33.7 million. Management considers current liquidity levels adequate to meet the Company's cash flow requirements

Contractual Obligations and Commitments

The Bank enters into agreements that obligate it to make future payments under contracts, such as debt and lease agreements. In addition, the Bank commits to lend funds in the future such as credit lines and loan commitments. Below is a table of such contractual obligations and commitments at December 31, 2001 (in thousands).

	Payments Due by Period				
Contractual Obligations	Total	Less than 1 year	1-3 years	4-5 years	Over 5 years
Borrowed Funds	$83,097	$35,000	$25,000	$ -	$23,097
Lease Obligations	1,495	95	186	169	1,045
Deposits	339,830	296,739	43,055	-	36
Total Contractual Cash Obligations	$424,422	$331,834	$68,241	$169	$24,178

	Amount of Commitment Expiration Per Period				
Other Commitments	Total Amounts Committed	Less than 1 year	1-3 years	4-5 years	Over 5 years
Undisbursed portion of home equity collateralized primarily by junior liens on 1-4 family properties	$12,031	$ -	$ -	$ -	$12,031
Other commitments and credit lines	15,755	10,356	3,689	111	1,599
Undisbursed portion of construction loans	33,728	33,728	-	-	-
Fixed-rate mortgage loan commitments	618	618	-	-	-
Adjustable-rate mortgage loan commitments	1,881	1,881	-	-	-
Total Commitments	$64,013	$46,583	$3,689	$111	$13,630

Capital

Stockholders' equity at December 31, 2001, was $33.6 million, up $2.8 million, or 9.1%, from $30.8 million at December 31, 2000. The improved capital position during the year 2001 reflects the impact of earnings retention after the declaration of cash dividends of $563,034, or $0.20 per share, and the exercising of 141,537 stock options. Stockholders' equity at December 31, 2001 and December 31, 2000 includes unrealized gains net of tax of $188,000 and $30,000, respectively, on securities available for sale.

Under the capital regulations of the FDIC, the Bank must satisfy minimum leverage ratio requirements and risk-based capital requirements. Banks supervised by the FDIC must maintain a minimum leverage ratio of core (Tier I) capital to average adjusted assets ranging from 3% to 5%. At December 31, 2001, the Bank's leverage capital ratio was 7.47%. The FDIC's risk-based capital rules require banks supervised by the FDIC to maintain risk-based capital to risk-weighted assets of at least 8.00%. Risk-based capital for the Bank is defined as Tier I capital plus the balance of allowance for loan losses. At December 31, 2001, the Bank had a ratio of qualifying total capital to risk-weighted assets of 11.00%.

The Company, as a bank holding company, is also subject, on a consolidated basis, to the capital adequacy guidelines of the Board of Governors of the Federal Reserve (the "Federal Reserve Board"). The capital requirements of the Federal Reserve Board are similar to those of the FDIC governing the Bank.

The Company currently exceeds all of its capital requirements. Management expects the Company to continue to exceed these capital requirements without altering current operations or strategies. For further information, see Note 7 of Notes to Consolidated Financial Statements.

On December 20, 2001, the Company's Board of Directors approved a quarterly cash dividend on its common stock of $.05 per share. The dividend was payable January 16, 2002, to shareholders of record on January 2, 2002. Any future payment of dividends is dependent on the financial condition and capital needs of the Company, requirements of regulatory agencies, and economic conditions in the marketplace.

Related Party Transactions

The Bank has had, and expects to have in the future, banking transactions in the ordinary course of business with several directors, officers and their associates ("Related Parties") on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with others. Those transactions neither involve more than normal risk of collectibility, nor present any unfavorable features. The one exception is officers can participate in the Bank's employee loan program which offers a six month adjustable rate that is 1% above the Bank's cost of funds rounded up to the next 1/4%. Only the employees' primary residence can be used as collateral and the interest rate is the only favorable term. Officers do not get preferential treatment in this program over other employees. For further information, see Note 3 of Notes to Consolidated Financial Statements included in the Annual Report and the Proxy.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

DECEMBER 31, 2001 COMPARED TO DECEMBER 31, 2000

Financial Condition

The Company's total assets increased 10.4% to $458.1 million at December 31, 2001, as compared to $415.0 million at December 31, 2000. The major changes in the assets are as follows: a decrease of $5.9 million (32.2%) in cash and cash equivalents, an increase of $26.9 million (167.7%) in securities available for sale, a decrease of $14.0 million (73.7%) in held to maturity securities, an increase of $26.0 million (7.5%) in net loans receivable, and a $9.1 million (722.6%) increase in other assets. At December 31, 2001 and 2000, the investment portfolio totaled $52.1 million and $38.8 million, respectively, an increase of $13.3 million or 34.4 percent. On January 1, 2001, the Company transferred held-to-maturity investment securities with an amortized cost of approximately $5,978,000 to the available-for-sale category at fair value as allowed by SFAS No. 133. The unrealized loss at the time of transfer was approximately $32,000 before taxes. The Bank funded the increase in securities, loans and other assets with a $12.5 million (3.8%) increase in retail deposits, a $28.0 million (50.8%) increase in borrowed funds and other available liquid assets. The increase in other assets was due to an increase in cash surrender value of bank owned life insurance (BOLI) of $8.1 million and a $600,000 increase in prepaid maintenance due to the purchase of a 5 year maintenance agreement on the core processing software. Although the Company has historically concentrated its lending activities on the origination of loans for the purpose of financing or refinancing residential properties, it is now actively pursuing construction, land development, consumer, and business lending.

The Company's nonperforming assets (nonaccrual loans, accruing loans 90 days or more delinquent and foreclosed real estate) were $3.8 million, or 0.84% of assets, at December 31, 2001, compared to $925,000 or 0.22% of assets, at December 31, 2000. The Company usually assumes an aggressive position in collecting delinquent loans and disposing of foreclosed assets to minimize balances of nonperforming assets and continues to evaluate the loan and real estate portfolios to provide loss reserves as considered necessary. In light of what happened on September 11, 2001, and the economic conditions in general, the Mortgage Division has taken the approach to work with our borrowers and help them through these uncertain times which is part of the reason for the increase in nonperforming assets. Of the $3.1 million in nonaccrual and accruing loans 90 days or more delinquent, $2.6 million is secured by 1-4 family residential property, which have historically experienced low charge offs due to the adequacy of the collateral. Therefore, while there can be no guarantee, in the opinion of management, the allowance for loan losses of $2.5 million at December 31, 2001 is adequate to cover probable losses inherent in the loan portfolio.

Management considers a variety of factors in establishing the appropriate levels for the provision and the allowance for loan losses. Consideration is given to, among other things, the impact of current economic conditions, the diversification of the loan portfolio, historical loss experience, the review of loans by the loan review personnel, the individual borrower's financial and managerial strengths, and the adequacy of underlying collateral.

The process used to allocate the allowance for loan losses considers, among other factors, whether the borrower is a mortgage, retail or commercial customer, whether the loan is secured or unsecured, and whether the loan is an open or closed-end agreement. Generally, loans are reviewed and risk graded among groups of loans with similar characteristics. An independent third party annually reviews our risk grade for appropriateness. The probable loss projections for each risk grade group are the basis for the allowance allocation. The loss estimates are based on prior experience, general risk associated with each loan group and current economic conditions. The unallocated allowance for loan losses primarily represents the impact of certain conditions that were not considered in allocating the allowance to the specific components of the loan portfolio.

At December 31, 2001 deposits had increased $12.5 million (3.8%) to $339.8 million as compared to $327.3 million at December 31, 2000. With the focus to restructure the balance sheet to be more reflective of a commercial bank, management took an aggressive position in attracting noninterest bearing demand deposit accounts. Noninterest bearing demand accounts increased $5.0 million (40.0%) to $17.7 million as compared to $12.7 million at December 31, 2000.

During the first six months of 2001, the Bank had excess liquidity which it invested in various securities to increase yield. During the second six months of 2001, loans increased $23 million while deposits increased only $1 million. To fund this loan growth and to purchase $8.1 million in BOLI, the Bank received $28.0 million in borrowed funds. Borrowed funds, collateralized through an agreement with the Federal Home Loan Bank (FHLB) for advances, are secured by the Bank's investment in FHLB stock and qualifying first mortgage loans. At

December 31, 2001, $35 million in borrowed funds mature in 1 year and the remaining amounts mature in 2 to 10 years. For further information, see Note 6 of Notes to Consolidated Financial Statements.

Results of Operations

The net income of the Company depends primarily upon net interest income. Net interest income is the difference between the interest earned on loans, securities and interest–bearing deposits in other banks offset by the cost of funds, consisting principally of the interest paid on deposits and borrowings. The Company's operations are materially affected by general economic conditions, the monetary and fiscal policies of the Federal government, and the policies of regulatory authorities.

Net Income

Net income increased 49.6% to $2.9 million for the year 2001, as compared to $1.9 million in 2000 and $2.7 million in 1999. The following analysis of the Bank's results of operations will explain the changes that had an effect on net income for the three years under review.

Interest Income

Interest income amounted to $31.1 million during 2001, a $592,000 (1.9%) decrease from 2000 levels, which increased $3.3 million (11.5%) from the 1999 levels. Interest income reduction during 2001 resulted from lower yields on earning assets. The average balance of interest-earning assets increased 3.0% but was more than offset by the yield decreasing 37 basis points as compared to the same period a year ago. The yield fell because of the action the Federal Reserve took to reduce interest rates in hopes to spur the economy. Their actions reduced the prime rate to which many of our loans are tied. During 2000, the increase in interest income was due to a 6.0% increase in the average balance of interest-earning assets and a 39 basis point increase in the average yield as compared to 1999. The yield on average interest-earning assets for the year 2001 decreased to 7.55% as compared to 7.92% for 2000 and 7.53% for 1999.

Interest Expense

Interest expense amounted to $18.9 million during 2001, a $388,000 (2.0%) decrease from 2000 levels, compared to a $2.9 million (17.6%) increase from 1999 to 2000. The decrease in interest expense during 2001 resulted from a lower cost of interest-bearing liabilities. During 2001, the average balance of interest-bearing liabilities increased 3.2% but was more than offset by the cost decreasing 26 basis points as compared to 2000. During 2000 the increase in interest expense was due to a 53 basis point increase in the average rate paid and a 5.6% increase in the average balance of interest-bearing liabilities as compared to 1999. The average cost on interest-bearing liabilities for the year 2001 decreased to 4.97% as compared to 5.23% for 2000 and 4.70% for 1999.

Net Interest Income

Net interest income totaled $12.2 million during 2001, a decrease of $203,000 or 1.6% over 2000, when net interest income was $12.4 million. During 2000, net interest income grew $377,000 or 3.1% over the $12.0 million recorded during 1999. The Average Yield/Cost Analysis table analyzes the interest-earning assets and interest-bearing liabilities for the three years ending December 31, 2001. The Rate/Volume Analysis table identifies the causes for changes in interest income and interest expense for 2001 and 2000. The interest rate spread was 2.53% for 2001, compared to 2.69% for 2000 and 2.83% for 1999. The declining interest rate spread can be attributed to the fact that more assets reprice within 30 days as compared to liabilities, therefore the spread contracted in 2001 due to the rapidly declining interest rate environment. Once interest rates stabilize, management expects the spread between the average yield on interest-earning assets and the average cost on interest-bearing liabilities to improve. The net yield on interest-earning assets was 2.96% for 2001 compared to 3.10% for 2000 and 3.19% for 1999.

During 2001, the Bank provided a retirement benefit for its Board of Directors, President and Executive Vice President. In addition, the Directors can now defer their Board compensation. These benefits are funded through the purchase of BOLI, which should enable the Bank to provide these benefits without a reduction to net income. This transaction will have a negative impact on net interest income of approximately $350,000 because it was funded with borrowed funds. Noninterest income should be positively affected by approximately $250,000. However, income from the BOLI is not taxable, resulting in an anticipated net increase in net income of approximately $35,000.

AVERAGE YIELD/COST ANALYSIS

The following table contains information relating to the Company's average balance sheets and reflects the average yield on earning assets and average cost of interest-bearing liabilities for the periods indicated. Such yields and costs are derived by dividing income or expense by the average balances of assets or liabilities, respectively, for the periods presented. The average loan portfolio balances include nonaccrual loans.

	For the year ended								
	DECEMBER 31, 2001			DECEMBER 31, 2000			DECEMBER 31, 1999		
(Dollars in thousands)	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost	Average Balance	Interest	Average Yield/ Cost
ASSETS									
Interest-earning assets:									
Interest-bearing deposits in other banks	$ 7,648	$ 271	3.54%	$ 9,528	$ 390	4.09%	$ 10,042	$ 379	3.77%
Securities:									
Available for sale	36,671	2,212	6.03%	21,619	1,267	5.86%	30,210	1,868	6.18%
Held to maturity	7,452	400	5.37%	18,385	1,066	5.80%	14,769	694	4.70%
FHLB stock	3,761	254	6.75%	3,755	291	7.75%	3,087	234	7.58%
Loan portfolio	356,540	27,980	7.85%	346,848	28,695	8.27%	319,480	25,274	7.91%
Total interest-earning assets	412,072	31,117	7.55%	400,135	31,709	7.92%	377,588	28,449	7.53%
Non-interest earning assets	16,676			11,665			12,392		
Total assets	$428,748			$411,800			$389,980		
LIABILITIES AND STOCKHOLDERS' EQUITY									
Interest-bearing liabilities:									
Deposits	$ 319,777	$ 15,353	4.80%	$ 303,379	$ 15,062	4.96%	$ 292,174	$ 12,838	4.39%
Borrowed funds	60,943	3,563	5.85%	65,470	4,243	6.48%	57,036	3,584	6.28%
Total interest-bearing liabilities	380,720	18,916	4.97%	368,849	19,305	5.23%	349,210	16,422	4.70%
Non-interest bearing liabilities	15,588			12,549			10,598		
Total liabilities	396,308			381,398			359,808		
Stockholders' equity	32,440			30,402			30,172		
Total liabilities and stockholders' equity	$428,748			$411,800			$389,980		
Net interest income		$12,201			$12,404			$12,027	
Interest rate spread			2.58%			2.69%			2.83%
Net yield on interest-earning assets			2.96%			3.10%			3.19%
Percentage of average interest-earning assets to average interest-bearing liabilities			108.2%			108.5%			108.1%

RATE/VOLUME ANALYSIS

The table below provides information regarding changes in interest income and interest expense for the period indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (changes in volume multiplied by old rate) and (ii) changes in rates (change in rate multiplied by old volume). The changes attributable to changes in rate-volume have been allocated to the other categories based on relative absolute values.

	For the year ended December 31, 2000 vs. December 31, 2001 Increase (Decrease) Due to			For the year ended December 31, 1999 vs. December 31, 2000 Increase (Decrease) Due to		
(Dollars in thousands)	Volume	Rate	Total	Volume	Rate	Total
Interest income:						
Interest-bearing deposits in other banks	$ (72)	$ (47)	$ (119)	$ (21)	$ 32	$ 11
Securities:						
Available for sale	906	39	945	(508)	(93)	(601)
Held to maturity	(593)	(73)	(666)	189	183	372
FHLB stock	-	(37)	(37)	52	5	57
Loan portfolio	788	(1,503)	(715)	2,230	1,191	3,421
Total interest-earning assets	1,029	(1,621)	(592)	1,942	1,318	3,260
Interest expense:						
Deposits	797	(506)	291	507	1,717	2,224
Borrowed funds	(282)	(398)	(680)	543	116	659
Total interest-bearing liabilities	515	(904)	(389)	1,050	1,833	2,883
Net interest income	$ 514	$ (717)	$ (203)	$ 892	$ (515)	$ 377

Provision for Loan Losses

The provision for loan losses charged to operations was $460,000 during 2001, compared to $970,000 during 2000 and $210,000 during 1999. The provision for 2000 included an increase of approximately $670,000 made in response to a detailed review of the Bank's loan portfolio. Management's decision to increase the loan loss reserve was considered appropriate in light of the successful expansion in the commercial loan portfolio and was not in response to any significant increase in non-performing assets. While commercial loans typically earn a higher yield than traditional residential mortgage loans, they pose an incrementally higher level of credit risk to the Company. A review of the portfolio during the first quarter of 2000 highlighted this trend in the portfolio and prompted management to make this provision. The commercial loan portfolio continues to expand which is why the provision for loan losses continues to increase. Nonperforming assets at December 31, 2001 were $3.8 million compared to $925,000 at December 31, 2000 and $1.4 million at December 31, 1999. Net charge-offs for 2001 were $97,000 compared to $117,000 during 2000 and $82,000 during 1999. At December 31, 2001, the allowance for loan losses was 0.67% of net loans as compared to 0.62% for 2000 and 0.39% for 1999. The allowance for loan losses increased to $2.5 million at December 31, 2001 compared to $2.2 million at December 31, 2000 and $1.3 million at December 31, 1999. Management considers this level to be appropriate based on lending volume, the current level and types of delinquencies and other nonperforming assets, historical charge off patterns, overall economic conditions and other factors. Future increases to the allowance may be necessary, however, due to changes in loan composition or loan volume, changes in economic or market area conditions and other factors. Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

Noninterest Income

Total noninterest income increased to $2.0 million during 2001, an increase of $371,000 or 22.2% over 2000. This compares to $1.7 million and $1.3 million during 2000 and 1999, respectively. The major component in the year 2001 that had the most impact on noninterest income was the sale of securities resulting in net gains of $125,000 versus a loss on sale of securities of $287,000 in 2000. These gains were realized as the investment portfolio was being managed during the year of rapidly declining interest rates. Management has not budgeted any gains on sale of securities in the future. Service charges and fees on loans increased to $731,000 (63.6%) during the year 2001 as compared to $447,000 (38.7%) for 2000 and $322,000 in 1999. The increase in service charges and fees on loans for 2001 was mainly due to an increase in loan settlement service fees for loans processed for others. This program began in May 2000 and the volume has increased in 2001 due to the favorable rate environment. Deposit-related fees increased to $967,000 (16.9%) during the year 2001 as compared to $827,000 (18.1%) for 2000 and $701,000 in 1999. The increase in deposit-related fees can be attributed to an increase in the volume of checking accounts and a change in the fee structure during the year 2000, which was in place for the entire year of 2001. Other income increased to $205,000 (106.1%) during the year 2001 as compared to $100,000 (39.5%) for 2000 and $71,000 in 1999. The majority of the increase can be attributed to the increase in the cash surrender value of the BOLI that was purchased in 2001.

Noninterest Expense

Total noninterest expense was $9.3 million during the year 2001, a decrease of $890,000 or 8.7% from 2000. The major decrease in noninterest expense during the year 2001 can be attributed to a modification to the defined benefit plan in 2000 and a onetime offering of a special early retirement benefit to certain employees at December 31, 2000. With a modification to the defined benefit plan in 2000, the Company expensed $35,000 in 2001 as compared to $304,000 in 2000 and $120,000 in 1999. As a result of this change, the Bank offered a special early retirement benefit to certain employees meeting the eligibility requirements, resulting in a one-time charge of $754,000 to compensation and fringe benefits in 2000. The Bank's occupancy and equipment expense was $2.1 million during 2001, an increase of 4.0% as compared to $2.0 million in 2000 and $1.9 million in 1999. The increase in the years 2001 and 2000 can be attributed to additional maintenance necessary to keep the buildings and equipment in good repair, increases in property tax, increases in the cost of data processing services, and normal increases in utility expenses. Advertising cost for the year 2001 was $278,000, a decrease of 30.2% as compared to $398,000 in 2000 and $445,000 in 1999. The reduction in advertising can be attributed to a more conservative advertising policy. Other operating expense was $1.8 million, an increase of 5.0% as compared to $1.7 million in 2000 and $1.8 million in 1999. The majority of the increase can be attributed to credits the Bank received in 2000 for phone lines for data processing. No such credits were received in 2001 and 1999.

Income Taxes

The effective tax rate for the years ended December 31, 2001, 2000 and 1999 was 35.5%, 33.6% and 35.6% respectively. The increase in the effective tax rate in 2001 over 2000 was due to lower relative levels of state tax-exempt income.

Note Regarding Forward-Looking Statements

In addition to historical information contained herein, the discussion contains forward-looking statements that involve risks and uncertainties. Economic circumstances, the Company's operations, and the Company's actual results could differ significantly from those discussed in the forward-looking statements. Some of the factors that could cause or contribute to such differences are discussed herein, but also include changes in the economy and interest rates in the nation, changes in the Company's regulatory environment and the Company's market area generally.

SELECTED QUARTERLY DATA

The following table contains selected financial data for the Company on a quarterly basis for the previous eight quarters.

	2001				2000			
	Fourth	Third	Second	First	Fourth	Third	Second	First
	Dollars in Thousands							
Selected Quarter-End Balances:								
Assets	$ 458,114	$ 443,781	$ 427,992	$ 417,408	$ 414,961	$ 414,720	$ 420,735	$ 410,465
Loans, net	373,458	364,306	351,104	349,136	347,486	348,872	351,678	343,222
Securities	47,970	47,441	51,650	42,767	35,027	39,829	38,683	38,619
FHLB stock	4,155	3,755	3,755	3,755	3,755	3,755	3,755	3,755
Deposits	339,830	340,615	338,985	328,566	327,312	319,647	321,167	316,412
Borrowed funds	83,097	68,098	55,099	55,100	55,101	63,103	68,104	63,105
Stockholders' equity	33,618	33,010	31,873	31,375	30,812	30,713	30,021	29,418
	Dollars in Thousands							
Selected Operations Data:								
Interest income	$ 7,505	$ 7,870	$ 7,825	$ 7,918	$ 8,064	$ 8,060	$ 7,925	$ 7,660
Interest expense	4,375	4,747	4,823	4,972	5,088	5,005	4,744	4,468
Net interest income	3,130	3,123	3,002	2,946	2,976	3,055	3,181	3,192
Provision for loan losses	160	120	90	90	90	90	90	700
Noninterest income	630	533	462	415	410	335	332	593
Noninterest expenses	2,362	2,292	2,275	2,374	3,016	2,162	2,359	2,656
Income before income taxes	1,238	1,244	1,099	897	280	1,138	1,064	429
Net income	806	805	703	574	235	728	695	274
Selected Financial Ratios and Other Data:								
Return on average assets	0.72%	0.74%	0.67%	0.56%	0.23%	0.70%	0.67%	0.27%
Return on average equity	9.59%	9.87%	8.77%	7.31%	3.01%	9.52%	9.28%	3.66%
Average stockholders' equity to average assets	7.52%	7.53%	7.63%	7.59%	7.56%	7.39%	7.25%	7.33%
Per Share Data:								
Earnings per:								
Common share - basic	$ 0.29	$ 0.29	$ 0.25	$ 0.21	$ 0.08	$ 0.27	$ 0.26	$ 0.10
Common share - diluted	$ 0.28	$ 0.28	$ 0.25	$ 0.20	$ 0.08	$ 0.26	$ 0.25	$ 0.10
Cash dividends declared	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05	$ 0.05
Tangible book value	$ 11.86	$ 11.69	$ 11.38	$ 11.20	$ 11.35	$ 11.31	$ 11.06	$ 10.86
Number of common shares outstanding	2,835,447	2,823,271	2,800,975	2,800,975	2,714,610	2,714,610	2,714,110	2,709,078

The Board of Directors
Cooperative Bankshares, Inc.:

We have audited the accompanying consolidated statements of financial condition of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the related consolidated statements of operations, comprehensive income, stockholders' equity, and cash flows for the years then ended. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The accompanying consolidated financial statements of Cooperative Bankshares, Inc. and subsidiary for the year ended December 31, 1999 were audited by other auditors whose report thereon dated January 21, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the 2001 and 2000 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Cooperative Bankshares, Inc. and subsidiary as of December 31, 2001 and 2000, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

KPMG LLP

Raleigh, North Carolina
January 16, 2002, except as to note 16,
which is as of February 25, 2002

December 31, 2001 and 2000

Assets		2001	2000
Cash and due from banks, noninterest-bearing	$	10,709,799	3,904,275
Interest-bearing deposits in other banks		1,585,779	14,244,161
Total cash and cash equivalents		12,295,578	18,148,436
Securities:			
Available for sale (amortized cost of $42,661,527 in 2001 and $16,000,677 in 2000)		42,970,180	16,049,376
Held to maturity (estimated market value of $5,282,815 in 2001 and $18,553,526 in 2000)		5,000,000	18,977,776
FHLB stock		4,154,900	3,755,300
Loans		375,980,628	349,645,598
Less allowance for loan losses		2,522,737	2,159,663
Net loans		373,457,891	347,485,935
Other real estate owned		759,272	234,711
Accrued interest receivable		2,637,367	2,776,404
Premises and equipment, net		6,471,715	6,272,610
Prepaid expenses and other assets		10,367,162	1,260,232
Total assets	$	458,114,065	414,960,780
Liabilities and Stockholders' Equity			
Deposits	$	339,830,052	327,312,324
Borrowed funds		83,097,156	55,101,477
Escrow deposits		220,944	560,775
Accrued interest payable		264,391	300,396
Accrued expenses and other liabilities		1,083,242	873,629
Total liabilities		424,495,785	384,148,601
Commitments and contingencies			
Stockholders' equity:			
Preferred stock, $1 par value: 3,000,000 shares authorized, no shares issued and outstanding		—	—
Common stock, $1 par value: 7,000,000 shares authorized, 2,835,447 and 2,714,610 issued and outstanding		2,835,447	2,714,610
Additional paid-in capital		2,435,720	2,234,936
Accumulated other comprehensive income		188,278	29,707
Retained earnings		28,158,835	25,832,926
Total stockholders' equity		33,618,280	30,812,179
Total liabilities and stockholders' equity	$	458,114,065	414,960,780

See accompanying notes to consolidated financial statements.

Consolidated Statements of Operations

Years ended December 31, 2001, 2000 and 1999

		2001	2000	1999
Interest income:				
Loans	$	27,980,414	28,694,889	25,274,397
Securities		2,611,299	2,332,743	2,561,805
Other		271,767	390,285	379,476
Dividends on FHLB stock		253,918	291,036	233,730
Total interest income		31,117,398	31,708,953	28,449,408
Interest expense:				
Deposits		15,352,845	15,061,870	12,837,966
Borrowed funds		3,563,469	4,242,721	3,583,825
Total interest expense		18,916,314	19,304,591	16,421,791
Net interest income		12,201,084	12,404,362	12,027,617
Provision for loan losses		460,000	970,000	210,000
Net interest income after provision for loan losses		11,741,084	11,434,362	11,817,617
Noninterest income:				
Gain on sale of loans		11,150	245	161,365
Net gain (loss) on sale of securities		125,172	(287,282)	938
Service charges and fees on loans		731,338	446,922	322,146
Deposit-related fees		967,171	827,432	700,811
Gain on sale of branch		—	582,583	—
Other income		205,428	99,694	71,471
Total noninterest income		2,040,259	1,669,594	1,256,731
Noninterest expenses:				
Compensation and fringe benefits		5,124,945	6,046,774	4,670,391
Occupancy and equipment		2,073,635	1,994,560	1,939,797
Advertising		277,758	397,662	444,521
Real estate owned expenses and losses		22,053	36,031	29,123
Other		1,804,761	1,718,160	1,830,495
Total other operating expenses		9,303,152	10,193,187	8,914,327
Income before income taxes		4,478,191	2,910,679	4,160,021
Income tax expense		1,589,248	979,004	1,479,591
Net income	$	2,888,943	1,931,675	2,680,430
Net income per share:				
Basic	$	1.03	.71	.95
Diluted		1.02	.69	.90
Weighted average common shares outstanding:				
Basic		2,797,317	2,714,216	2,819,846
Diluted		2,823,191	2,805,611	2,974,043

See accompanying notes to consolidated financial statements.

Consolidated Statements of Comprehensive Income

Years ended December 31, 2001, 2000 and 1999

		2001	2000	1999
Net income	$	2,888,943	1,931,675	2,680,430
Other comprehensive income (loss):				
Unrealized gain (loss) arising during the year		385,127	286,808	(776,995)
Tax (expense) benefit		(150,201)	(111,855)	303,028
Reclassification to realized (gain) loss		(125,172)	287,282	(938)
Tax expense (benefit)		48,817	(112,040)	366
Other comprehensive income (loss)		158,571	350,195	(474,539)
Comprehensive income	$	3,047,514	2,281,870	2,205,891

See accompanying notes to consolidated financial statements.

Years ended December 31, 2001, 2000 and 1999

		Common stock	Additional paid-in capital	Accumulated other comprehensive income (loss), net	Retained earnings	Total stockholders' equity
Balance, December 31, 1998	$	3,046,284	6,649,374	154,051	21,763,441	31,613,150
Exercise of stock options		23,424	28,375	—	—	51,799
Tax benefit of stock option exercise		—	66,998	—	—	66,998
Repurchase of stock (381,789 shares)		(381,789)	(4,212,749)	—	—	(4,594,538)
Other comprehensive loss, net of taxes		—	—	(474,539)	—	(474,539)
Net income for year		—	—	—	2,680,430	2,680,430
Balance, December 31, 1999		2,687,919	2,531,998	(320,488)	24,443,871	29,343,300
Exercise of stock options		73,076	132,959	—	—	206,035
Tax benefit of stock option exercise		—	4,251	—	—	4,251
Repurchase of stock (46,385 shares)		(46,385)	(434,272)	—	—	(480,657)
Other comprehensive income, net of taxes		—	—	350,195	—	350,195
Net income for year		—	—	—	1,931,675	1,931,675
Cash dividends ($.20 per share)		—	—	—	(542,620)	(542,620)
Balance, December 31, 2000		2,714,610	2,234,936	29,707	25,832,926	30,812,179
Exercise of stock options		141,537	392,364	—	—	533,901
Tax benefit of stock option exercise		—	60,372	—	—	60,372
Stock traded to exercise options (20,700 shares)		(20,700)	(251,952)	—	—	(272,652)
Other comprehensive income, net of taxes		—	—	158,571	—	158,571
Net income for year		—	—	—	2,888,943	2,888,943
Cash dividends ($.20 per share)		—	—	—	(563,034)	(563,034)
Balance, December 31, 2001	$	2,835,447	2,435,720	188,278	28,158,835	33,618,280

See accompanying notes to consolidated financial statements.

Years ended December 31, 2001, 2000 and 1999

	2001	2000	1999
Net income	$ 2,888,943	1,931,675	2,680,430
Adjustments to reconcile net income to net cash provided by operating activities:			
Net accretion and amortization	45,494	15,085	117,717
Depreciation	669,842	639,291	664,189
Net (gain) loss on sale of securities	(125,172)	287,282	(938)
Gain on sale of loans	(11,150)	(245)	(161,365)
Benefit from deferred income taxes	(276,589)	(695,383)	(280,431)
Loss (gain) on sales of premises and equipment	8,621	(130)	7,783
Gain on sale of branch office	—	(582,583)	—
Loss on sales of foreclosed real estate	3,793	22,681	16,974
Valuation losses on foreclosed real estate	36,330	—	10,000
Provision for loan losses	460,000	970,000	210,000
Proceeds from sales of loans	506,245	44,560	39,923,328
Changes in assets and liabilities:			
Accrued interest receivable	139,037	(309,675)	(184,802)
Prepaid expenses and other assets	(843,020)	890,265	(924,337)
Accrued interest payable	(36,005)	(169,702)	80,599
Accrued expenses and other liabilities	269,985	496,507	135,275
Net cash provided by operating activities	3,736,354	3,539,628	42,294,422
Purchases of securities available for sale	(82,123,753)	(10,000,000)	(1,999,375)
Purchases of securities held to maturity	—	(986,604)	(5,000,000)
Proceeds from maturity of securities available for sale	16,000,000	5,000,000	—
Proceeds from sale of securities available for sale	43,107,351	16,277,957	2,000,938
Proceeds from maturities of securities held to maturity	8,000,000	—	—
Proceeds from maturities of securities available for sale	2,413,006	213,783	3,600,089
Loan originations, net of principal repayments	(28,078,369)	(15,451,318)	(51,386,357)
Proceeds from disposals of foreclosed real estate	643,413	353,420	193,452
Purchases of premises and equipment	(902,513)	(789,299)	(544,567)
Proceeds from sales of premises and equipment	3,518	68,154	500
Net cash paid related to sale of branch office	—	(5,156,761)	—
Net expenditures on foreclosed real estate	(35,352)	(14,985)	(30,880)
Purchases of FHLB stock	(399,600)	—	(927,300)
Purchases of life insurance	(8,088,704)	—	—
Net cash used in investing activities	(49,461,003)	(10,485,653)	(54,093,500)
Net increase in deposits	12,517,728	29,576,608	3,178,251
Proceeds from borrowed funds	49,000,000	61,000,000	52,000,000
Principal payments on borrowed funds	(21,004,321)	(81,004,090)	(32,003,872)
Proceeds from issuance of common stock, net	261,249	206,035	51,799
Purchase and retirement of common stock	—	(480,657)	(4,594,538)
Dividends paid	(563,034)	(406,890)	—
Net change in escrow deposits	(339,831)	218,071	11,976
Net cash provided by financing activities	39,871,791	9,109,077	18,643,616
Increase (decrease) in cash and cash equivalents	(5,852,858)	2,163,052	6,844,538
Cash and cash equivalents:			
Beginning of year	18,148,436	15,985,384	9,140,846
End of year	$ 12,295,578	18,148,436	15,985,384

(Continued)

Years ended December 31, 2001, 2000 and 1999

		2001	2000	1999
Cash paid for:				
Interest	$	18,952,319	19,305,008	16,450,109
Income taxes		1,699,583	1,739,500	1,724,000
Summary of noncash investing and financing activities:				
Transfer from loans to other real estate owned		1,151,318	351,201	330,014
Transfer of premises and equipment to other real real estate owned		21,427	—	—
Loans to facilitate the sale of foreclosed real estate		—	—	2,355,000
Unrealized gains (losses) on securities available for sale, net of taxes		158,571	350,195	(474,539)
Transfer of securities from held to maturity to available for sale at fair value		5,946,000	—	—

See accompanying notes to consolidated financial statements.

(1) Basis of Presentation and Significant Accounting Policies

Basis of Presentation

The consolidated financial statements include the accounts and transactions of Cooperative Bankshares, Inc. (the Company), a bank holding company incorporated under the laws of the State of North Carolina, and its wholly owned subsidiary, Cooperative Bank for Savings, Inc., SSB (the Bank), and the Bank's wholly owned subsidiary CS&L Services, Inc. All significant intercompany transactions have been eliminated.

Nature of Operations

The Company operates 17 offices (including 16 full service branches) in Eastern North Carolina and offers a wide range of banking services including deposits, bank cards, and alternative investment products. The funds are used for the extension of credit through home loans, commercial loans, consumer loans, and other installment credit such as home equity loans, auto and boat loans, and check reserves. The Company's primary source of revenue is interest income from its loan and securities portfolios.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities in the financial statements and accompanying notes. Actual results could differ from those estimates.

Reclassifications

Certain items included in prior years' financial statements have been reclassified to conform to the current year presentation. These reclassifications have no effect on the net income or stockholders' equity as previously reported.

Significant Accounting Policies

The significant accounting policies of the Company are summarized below:

(a) Cash and Cash Equivalents

Cash and cash equivalents include demand and time deposits (with original maturities of ninety days or less) at other institutions.

Federal regulations require institutions to set aside specified amounts of cash as reserves against transaction and time deposits. As of December 31, 2001, the daily average gross reserve requirement was $651,000.

(Continued)

(b) Securities

Investments in certain securities are classified into three categories and accounted for as follows: (1) debt securities that the entity has the positive intent and the ability to hold to maturity are classified as held to maturity and reported at amortized cost; (2) debt and equity securities that are bought and held principally for the purpose of selling them in the near term are classified as trading securities and reported at fair value, with unrealized gains and losses included in earnings; (3) debt and equity securities not classified as either held to maturity securities or trading securities are classified as available for sale securities and reported at fair value, with unrealized gains and losses excluded from net income and reported as other comprehensive income and included as a separate component of stockholders' equity.

Premiums are amortized and discounts are accreted using the effective interest method over the remaining terms of the related securities. Gains and losses on the sales of securities are determined using the specific-identification method and are included in noninterest income at the time of sale.

(c) FHLB Stock

The Company, as a member of the Federal Home Loan Bank (FHLB) System, is required to maintain an investment in capital stock of the FHLB of Atlanta in an amount equal to the greater of 1% of its outstanding home loans or 5% of its outstanding FHLB advances. No ready market exists for FHLB stock, and it has no quoted market value. The FHLB stock is carried at cost.

(d) Loans and Allowance for Loan Losses

Loans are stated at the amount of unpaid principal, reduced by an allowance for loan losses, unearned discounts and net deferred loan origination fees and costs. Interest income on loans is recorded on the accrual basis based upon the principal amount outstanding. Deferred loan fees and costs and unearned discounts are amortized to interest income over the contractual life of the loan using the interest method.

The Company evaluates its loan portfolio in accordance with Statement of Financial Accounting Standards (SFAS) No. 114, "Accounting by Creditors for Impairment of a Loan" as amended by SFAS No. 118, "Accounting by Creditors for Impairment of a Loan – Income Recognition and Disclosure". Under these standards, a loan is considered impaired, based on current information and events, if it is probable that the Company will be unable to collect the scheduled payments of principal and interest when due according to the contractual terms of the loan agreement. Uncollateralized loans are measured for impairment based on the present value of expected future cash flows discounted at the original contractual interest rate, while all collateral-dependent loans are measured for impairment based on the fair value of the collateral. As permitted by the statement, smaller-balance homogeneous loans which consist primarily of residential mortgages and consumer loans are evaluated collectively and reserves are established based on historical loss experience.

The Company uses several factors in determining if a loan is impaired. The internal asset classification procedures include a thorough review of significant loans and lending relationships and the accumulation of related data. This data includes loan payment status, borrowers' financial data and borrowers' operating factors such as cash flows and operating income or loss.

(Continued)

The allowance for loan losses is established through a provision charged to income. The allowance is an amount that management believes will be adequate to absorb probable losses on existing loans, based on the evaluations of the collectibility of loans and prior loan loss experience. The evaluations take into consideration such factors as changes in the nature and volume of the loan portfolio quality, review of specific problem loans, and current economic conditions and trends that may affect the borrowers' ability to pay. It is possible that such factors in management's evaluations of the adequacy of the allowance for loan losses will change. Thus, future additions to the allowance may be necessary based on the impact of changes in economic conditions.

Additionally, various regulatory agencies, as an integral part of their examination process, periodically review the Company's allowance for loan losses. Such agencies may require the recognition of additions to the allowance based on their judgments of information available to them at the time of their examination.

(e) *Income Recognition on Impaired and Nonaccrual Loans*

Loans, including impaired loans, are generally classified as nonaccrual if they are past due for a payment of principal or interest for a period of more than 90 days, unless such loans are well-secured and in the process of collection. Loans that are on a current payment status or past due less than 90 days may also be classified as nonaccrual if repayment in full of principal and/or interest is in doubt. When interest accrual is discontinued, all unpaid accrued interest is reversed. Interest income is subsequently recognized only to the extent cash payments are received.

Loans may be returned to accrual status when all principal and interest amounts contractually due (including arrearages) are reasonably assured of repayment within an acceptable period of time, and there is a sustained period of repayment performance (generally a minimum of six months) by the borrower, in accordance with the contractual terms of interest and principal.

When the future collectibility of the recorded loan balance is expected, interest income may be recognized on a cash basis. In the case where a nonaccrual loan had been partially charged-off, recognition of interest on a cash basis is limited to that which would have been recognized on the recorded loan balance at the contractual interest rate. Receipts in excess of that amount are recorded as recoveries to the allowance for loan losses until prior charge-offs have been fully recovered.

(f) *Transfers and Servicing of Financial Assets*

There were $470,400 in loans sold in 2001 with retained servicing rights. The recorded balance of the rights to service mortgage loans for others was $3,898 at December 31, 2001 and is included in other assets. There were no loan sales in 2000 with retained servicing rights. Fees on loans sold in 1999 are considered to adequately compensate the Company; therefore, no servicing assets were recorded on those sales.

(Continued)

Servicing loans for others generally consists of collecting mortgage payments, maintaining escrow accounts, disbursing payments to investors and foreclosure processing. Loan servicing income is recorded on the cash basis less the amortized amount for retained servicing rights and includes servicing fees from investors and certain charges collected from borrowers, such as late payment fees.

(g) *Other Real Estate Owned*

Other real estate owned is recorded initially at the lower of the loan balance or estimated fair value of the property less estimated costs to sell at the date of foreclosure and subsequently reduced by additional allowances which are charged to earnings if the estimated fair value declines below its initial value plus any capitalized costs. Costs related to the improvement of the property are capitalized, whereas those related to holding the property are expensed.

(h) *Premises and Equipment*

Premises and equipment are carried at cost less accumulated depreciation and amortization. The provision for depreciation is computed using the straight-line method over the estimated useful lives of the various classes of assets. Useful lives range from 15 to 40 years for buildings and 5 to 10 years for furniture and equipment. The cost of leasehold improvements is amortized on the straight-line method over the lesser of the lives of the improvements or the terms of the leases. Repairs and maintenance are charged to expense as incurred.

(i) *Income Taxes*

Deferred tax asset and liability balances are determined by application to temporary differences of the tax rate expected to be in effect when taxes become payable or receivable. Temporary differences are differences between the tax basis of assets and liabilities and their reported amounts in the consolidated financial statements that will result in taxable or deductible amounts in future years.

(j) *Comprehensive Income*

The Company reports as comprehensive income all changes in stockholders' equity during the year from nonowner sources. Other comprehensive income refers to all components (revenues, expenses, gains, and losses) of comprehensive income that are excluded from net income. The Company's only component of other comprehensive income is unrealized gains and losses on securities available for sale.

(k) *Segment Information*

SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information", requires that public business enterprises report certain information about operating segments. It also requires that the public business enterprises report related disclosures and descriptive information about products and services provided by significant segments, geographic areas, and major customers, differences between the measurements used in reporting segments and those used in the enterprise's general-purpose financial statements, and changes in the measurement of segment amounts from period to period.

(Continued)

The Company has determined that it operates primarily in one operating segment, the providing of general commercial financial services to customers located in the single geographic area of Eastern North Carolina. The various products are those generally offered by community banks, and the allocation of resources is based on the overall performance of the institution, versus the individual branches or products.

(l) *New Accounting Pronouncements*

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities". The statement is effective for fiscal years beginning after June 15, 2000, with earlier adoption permitted, as amended by SFAS No. 137. SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities. The statement requires an entity to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. On January 1, 2001, the Company transferred held-to-maturity investment securities with an amortized cost of approximately $5,978,000 to the available-for-sale category at fair value as allowed by SFAS No. 133. The unrealized loss at the time of transfer was approximately $32,000 before tax. Such transfers from the held-to-maturity category at the date of initial adoption shall not call into question the Company's intent to hold other debt securities to maturity in the future. The Company does not engage in any hedging activities, and, other than the aforementioned transfer of securities, the adoption of the statement had no material impact on the Company's consolidated financial statements.

The Financial Accounting Standards Board (FASB) has issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities, a Replacement of FASB Statement No. 125." It revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS No. 125's provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001. This statement is effective for recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The Company adopted this statement during 2001 with no material impact to the Company.

On July 1, 2001, the Company adopted SFAS No. 141, "Business Combinations". This Statement improves the transparency of the accounting and reporting for business combinations by requiring that all business combinations be accounted for under a single method—the purchase method. Use of the pooling-of-interests method is no longer permitted. SFAS No. 141 requires that the purchase method be used for business combinations initiated after June 30, 2001.

The FASB has issued SFAS No. 142 "Goodwill and Other Intangible Assets". This Statement requires that goodwill no longer be amortized to earnings, but instead be reviewed for impairment. This change provides investors with greater transparency regarding the economic value of goodwill and its impact on earnings. The amortization of goodwill ceases upon adoption of the Statement, which will be January 1, 2002. Management of the Company anticipates that due to the fact that it does not have goodwill or other intangible assets, the adoption of SFAS No. 142 will not have a material effect on the Company.

(Continued)

(2) **Securities**

Securities as of December 31, 2001 and 2000 are summarized as follows:

		Amortized cost	Gross unrealized gains	Gross unrealized losses	Estimated market value
2001:					
Securities available for sale:					
U.S. Government and agency securities	$	25,600,964	268,987	112,134	25,757,817
Mortgage-backed securities		11,070,696	120,060	67,456	11,123,300
Marketable equity securities		4,984,950	114,425	—	5,099,375
Corporate bond		1,004,917	—	15,229	989,688
Total	$	42,661,527	503,472	194,819	42,970,180
Securities held to maturity:					
U.S. Government and agency securities	$	5,000,000	282,815	—	5,282,815
2000:					
Securities available for sale:					
U.S. Government and agency securities	$	16,000,677	52,449	3,750	16,049,376
Securities held to maturity:					
U.S. Government and agency securities	$	18,014,900	—	447,085	17,567,815
Mortgage-backed securities		962,876	22,835	—	985,711
Total	$	18,977,776	22,835	447,085	18,553,526

(Continued)

December 31, 2001 and 2000

The maturities of securities at December 31, 2001 are summarized as follows:

		Amortized cost	Estimated market value
Held to maturity:			
After 1 year through 5 years	$	5,000,000	5,282,815
Available for sale:			
After 1 year through 5 years	$	18,001,194	18,146,878
After 5 years through 10 years		8,604,687	8,600,627
Marketable equity securities		4,984,950	5,099,375
Mortgage-backed securities		11,070,696	11,123,300
	$	42,661,527	42,970,180

Expected maturities for mortgage-backed securities will differ from contractual maturities because borrowers have the right to call or prepay obligations with or without call or prepayment penalties.

For the three years ended December 31, 2001, sales of investment securities resulted in gross realized gains of $125,172 in 2001, gross realized gains of $4,697 and gross realized losses of $291,979 in 2000, and gross realized gains of $938 in 1999.

Investment securities having an aggregate carrying value of $11,592,502 at December 31, 2001 were pledged to secure public funds on deposit.

(Continued)

(3) **Loans**

Loans at December 31, 2001 and 2000 are summarized as follows (in thousands):

		2001	2000
Real estate:			
Construction and land development	$	62,142	37,542
Mortgage:			
1-4 family residential		209,622	234,383
Multi-family residential		15,626	17,081
Commercial		55,664	31,300
Equity line		13,131	11,954
Other		254	174
Total real estate loans		356,439	332,434
Commercial, industrial and agricultural		13,430	10,970
Consumer		7,285	7,236
Total gross loans		377,154	350,640
Unamortized net deferred fees		(1,173)	(994)
Loans	$	375,981	349,646

In the normal course of business, the Company originates loans to related parties. Related parties include directors, executive officers, principal shareholders of equity securities, or any associate of such persons. The activity with respect to related party loans is summarized below for the year ending December 31, 2001:

Balance at beginning of year	$	2,441,071
New loans		4,460,447
Repayments		(1,017,766)
Balance at end of year	$	5,883,752

Activity in the allowance for loan losses for the years ended December 31, 2001, 2000 and 1999 is summarized as follows:

		2001	2000	1999
Balance at beginning of year	$	2,159,663	1,306,381	1,178,242
Provision for loan losses		460,000	970,000	210,000
Loans charged-off		(105,775)	(146,474)	(94,034)
Recoveries		8,849	29,756	12,173
Balance at end of year	$	2,522,737	2,159,663	1,306,381

(Continued)

The following is a summary of nonperforming assets at December 31, 2001 and 2000 (in thousands):

		2001	2000
Loans 90 days past due and still accruing interest	$	2,563	358
Nonaccrual loans		505	333
Other real estate owned		759	234
Total	$	3,827	925

At December 31, 2001 and 2000, the recorded investment in loans considered impaired in accordance with SFAS No. 114 totaled $505,378 and $332,779, respectively, with no corresponding valuation allowances. For the years ended December 31, 2001, 2000 and 1999, the average recorded investment in impaired loans was approximately $513,000, $204,000 and $130,000, respectively. The amount of interest recognized on impaired loans during the portion of the year that they were impaired was not material.

In the normal course of business, the Company enters into off-balance sheet commitments to extend credit. The Company maintains the same credit policies in making off-balance sheet commitments as it does for its on-balance sheet instruments. Commitments to extend credit are agreements to lend which generally have fixed expiration dates or other termination clauses and may require a fee.

The following table summarizes the Company's outstanding off-balance sheet commitments to extend credit at December 31, 2001 and 2000 (in thousands):

		2001	2000
Undisbursed portion of home equity lines of credit collateralized primarily by junior liens on 1-4 family properties	$	12,031	10,475
Other commitments and credit lines		15,755	12,233
Fixed-rate mortgage loan commitments		618	100
Adjustable-rate mortgage loan commitments		1,881	1,158
Total	$	30,285	23,966

As commitments may expire unused, the total commitment amount does not necessarily represent future cash requirements.

The Company, through its normal lending activity, originates and maintains loans which are substantially concentrated in Eastern North Carolina, where its offices are located. The Company's policy calls for collateral or other forms of repayment assurance to be received from the borrower at the time of loan origination. Such collateral or other form of repayment assurance is subject to changes in economic value due to various factors beyond the control of the Company and such changes could be significant.

The Company originates both adjustable and fixed interest rate loans. The adjustable-rate loans have interest rate adjustment limitations and are indexed to various nationally recognized indexes or financial instruments. Future market factors may affect the correlation of the interest rate adjustment with rates the Company pays on the short term deposits that have been primarily utilized to fund these loans.

(Continued)

Mortgage loans serviced for others approximated $56,041,406, $74,140,415 and $84,128,060 at December 31, 2001, 2000 and 1999, respectively.

(4) **Premises and Equipment**

Premises and equipment at December 31, 2001 and 2000 are summarized as follows:

		2001	2000
Land	$	1,983,684	1,983,684
Buildings		5,523,756	5,460,049
Leasehold improvements		307,994	307,994
Furniture and equipment		5,786,263	5,086,359
		13,601,697	12,838,086
Less accumulated depreciation and amortization		(7,129,982)	(6,565,476)
Premises and equipment, net	$	6,471,715	6,272,610

(5) **Deposits**

Deposits at December 31, 2001 and 2000, are summarized as follows (in thousands):

		2001	2000
Demand	$	17,716	12,650
Checking with interest		18,523	18,474
Money market accounts		24,862	22,236
Savings		20,175	21,363
Time deposits of $100 or more		74,610	63,020
Other time deposits		183,944	189,569
Total	$	339,830	327,312

At December 31, 2001, the scheduled maturities of time deposits were (in thousands):

2002	$	215,463
2003		41,611
2004		1,444
2005		—
2006		—
Thereafter		36
Total time deposits	$	258,554

(Continued)

(6) Borrowed Funds

Borrowed funds and the corresponding weighted average rates (WAR) at December 31, 2001 and 2000 are summarized as follows:

	2001	WAR	2000	WAR
Advances from FHLB	$ 83,000,000	4.59%	$ 55,000,000	6.23%
Affordable Housing Program Advances from FHLB	97,156	3.50%	101,477	3.50%
Total	$ 83,097,156		$ 55,101,477	

Pursuant to a collateral agreement with the FHLB, advances are collateralized by all the Company's FHLB stock and qualifying first mortgage loans. The balance of qualifying first mortgage loans as of December 31, 2001 was approximately $126,571,000. This agreement with the FHLB provides for a line of credit up to 25% of the Bank's assets. The maximum month end balances were $83 million, $75 million and $75 million during the years ended December 31, 2001, 2000 and 1999. Annual principal maturities of Federal Home Bank advances for the years subsequent to December 31, 2001 are as follows:

2002	$ 35,000,000
2003	20,000,000
2004	5,000,000
2010	10,000,000
2011	13,000,000
	$ 83,000,000

The Affordable Housing Program advances are funds advanced by the FHLB for the Company to lend to borrowers who might not otherwise qualify for a home mortgage. These advances have an interest rate of 3.50% and mature at various times between November 2015 and January 2016.

(7) Regulatory Matters and Capital Requirements

The Company is subject to various regulatory capital requirements administered by federal and state banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Company's consolidated financial statements. Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios, as set forth in the table below. Management believes, as of December 31, 2001, that the Company meets all capital adequacy requirements to which it is subject. The Company's only significant asset is its investment in Cooperative Bank for Savings, Inc. SSB. Consequently, the information concerning capital ratios is essentially the same for the Company and the Bank.

(Continued)

As of December 31, 2001 and 2000, the most recent notification from the FDIC categorized the Bank as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized the Bank must maintain minimum amounts and ratios, as set forth in the table below. There are no conditions or events since that notification that management believes have changed the Bank's category.

The Bank's actual capital amounts and ratios are also presented in the table below (dollars in thousands) as of December 31:

			Minimum Ratio to Maintain Well-Capitalized Status	
	2001	2000	2001	2000
Risk-based capital:				
Tier I capital	$ 33,428	30,781		
Total capital	35,951	32,941		
Risk-adjusted assets	326,820	268,061		
Quarterly average tangible assets	447,214	412,312		
Tier I capital ratio	10.23%	11.48%	6.00%	6.00%
Total capital ratio	11.00%	12.29%	10.00%	10.00%
Leverage capital ratio	7.47%	7.47%	5.00%	5.00%

A liquidation account was established at the time of conversion to a stock institution in an amount equal to the total net worth of the Bank as of March 31, 1991. Each eligible deposit account holder is entitled to a proportionate share of this account in the event of a complete liquidation of the Bank, and only in such an event. This share will be reduced if the account holder's eligible deposits fall below the amount on the date of record and will cease to exist if the account is closed. The liquidation account will never be increased despite any increase after the conversion in the related eligible deposit of an account holder. The liquidation account was approximately $2,509,453 at December 31, 2001.

The Bank may not declare or pay a cash dividend, or repurchase any of its capital stock, if the effect would cause the regulatory net worth of the Bank to fall below the amount required for the liquidation account established in connection with the conversion, or to an amount which is less than the minimum required by the FDIC and the North Carolina Office of the Commissioner of Banks.

(8) Benefit Plans

The Company participates in a qualified, noncontributory, defined-benefit, multi-employer retirement plan (the Plan) covering substantially all of its employees. The benefits are based on each employee's years of service and the employee's compensation during the last five years of employment.

(Continued)

Under the multi-employer plan, the Company is required to contribute its share of the Plan's total pension liability as determined by the plan administrator. Expenses related to this Plan were $34,537, $303,803 and $120,361 for the years 2001, 2000 and 1999, respectively.

During 2000, the Company made certain changes to its defined benefit plan. As a result of these changes, three executives of the Company decided to take early retirement. The Company established a deferred compensation plan for these executives, which resulted in a pre-tax charge of approximately $686,000.

The Company maintains a combined ESOP and 401(k) plan (the KSOP). Employees are able to contribute up to 15% of their eligible annual compensation to the KSOP subject to Internal Revenue Service limitations. The Company matches employee contributions up to a limit determined annually by the Board of Directors. The Board established the match at 50% up to the first 6% of the employee contribution for 2001 and 2000 and 100% of the first 6% for 1999.

The compensation expense incurred by the Company for the KSOP was $78,585, $107,784 and $175,638 for the years ended December 31, 2001, 2000 and 1999, respectively.

(9) Earnings Per Share

The following table provides a reconciliation of income available to common stockholders and the average number of shares outstanding for the years ended December 31, 2001, 2000 and 1999:

		2001	2000	1999
Net income (numerator)	$	2,888,943	1,931,675	2,680,430
Shares for basic EPS (denominator)		2,797,317	2,714,216	2,819,846
Dilutive effect of stock options		25,874	91,395	154,197
Shares for diluted EPS (denominator)		2,823,191	2,805,611	2,974,043

For the year ended December 31, 2001 and 2000, there were 14,204 and 114,043, respectively, of options outstanding that were antidilutive since the exercise price exceeds the average market price for the year. These options have been omitted from the 2001 calculation of the dilutive effect of stock options.

(10) Income Taxes

Income tax expense consists of the following components for the years ended December 31, 2001, 2000 and 1999:

		2001	2000	1999
Current tax expense	$	1,865,837	1,674,387	1,760,022
Deferred tax benefit		(276,589)	(695,383)	(280,431)
Total tax expense	$	1,589,248	979,004	1,479,591

(Continued)

For the year ended December 31, 2001, current tax expense consisted of $1,651,815 in federal tax expense and $214,022 in state tax expense. Deferred tax benefit for the year ended December 31, 2001, consisted of $227,083 in federal tax benefit and $49,506 in state tax benefit. For the year ended December 31, 2000, current tax expense consisted of $1,525,540 in federal tax expense and $148,847 in state tax expense. Deferred tax benefit for the year ended December 31, 2000, consisted of $570,120 in federal tax benefit and $125,263 in state tax benefit.

The components of the net deferred tax asset at December 31, 2001 and 2000 are as follows:

	2001	2000
Deferred tax assets:		
Allowance for loan losses	$ 972,515	693,368
Accrued pension cost	207,118	264,315
Total	1,179,633	957,683
Deferred tax liabilities:		
Deferred loan fees	167,046	220,418
FHLB stock	190,467	190,467
Excess of book over tax basis of equipment	204,231	208,930
Unrealized gain on securities available for sale	120,376	18,992
Other	5,618	2,186
Total	687,738	640,993
Net deferred tax asset	$ 491,895	316,690

The Company has no valuation allowance at December 31, 2001 or 2000 because management has determined that it is more likely than not that the results of future operations will generate sufficient taxable income to realize the deferred tax assets.

Reconciliations of income taxes computed at the statutory federal income tax rate (34%) to the provisions for income tax for the years ended December 31, 2001, 2000 and 1999 are as follows:

	2001	2000	1999
Income taxes at federal tax rate	$ 1,522,585	989,631	1,414,407
Increase (decrease) resulting from:			
State income taxes, net of federal income tax benefit	108,581	15,565	108,200
Cash surrender value of bank owned life insurance	(34,035)	—	—
Other	(7,883)	(26,192)	(43,016)
Total	$ 1,589,248	979,004	1,479,591

(Continued)

Retained earnings at December 31, 2001 and 2000 includes approximately $5,170,000 representing pre-1988 tax bad debt reserve base year amounts for which no deferred income tax liability has been provided since these reserves are not expected to reverse and may never reverse. Circumstances that would require an accrual of a portion or all of this unrecorded tax liability are a reduction in qualifying loan levels relative to the end of 1987, failure to meet the definition of a bank, dividend payments in excess of accumulated tax earnings and profits, or other distributions, dissolution, liquidation or redemption of the Bank's stock.

(11) Stock Option Plan

The Company has a Stock Option Plan (the Option Plan) for selected employees of the Company and for nonemployee directors. The purpose of the Option Plan is to attract and retain the best available personnel for positions of substantial responsibility and to provide additional incentive to key employees and directors by facilitating their purchase of a stock interest in the Company.

The Option Plan provides for a term of ten years, after which no awards may be made, unless earlier terminated by the Board of Directors pursuant to the Option Plan. The option exercise price is the market price of the common stock on the date the option is granted. Options are fully vested and exercisable upon being granted.

A summary of the status of the Option Plan as of December 31, 2001, 2000 and 1999, and changes during the years then ended is presented below:

	2001		2000		1999	
	Number	Weighted average option price	Number	Weighted average option price	Number	Weighted average option price
Options outstanding, beginning of year	246,457	$ 6.85	281,118	$ 5.03	225,542	$ 2.96
Granted	18,000	13.38	38,415	10.58	79,000	11.05
Exercised	(141,537)	3.77	(73,076)	2.82	(23,424)	2.21
Forfeited	(4,977)	10.86	—	—	—	—
Options outstanding, end of year	117,943	$ 11.37	246,457	$ 6.85	281,118	$ 5.03

(Continued)

December 31, 2001 and 2000

On January 1, 1996 the Company adopted SFAS No. 123, "Accounting for Stock Based Compensation". As permitted by SFAS No. 123, the Company has chosen to continue to apply APB Opinion No. 25, "Accounting for Stock Issued to Employees" and related interpretations. Accordingly, no compensation cost has been recognized for options granted under the Option Plan. Had compensation cost for the Company's Option Plan been determined based on the fair value at the grant dates for awards under the Option Plan consistent with the method of SFAS No. 123, the Company's net income and net income per share would have been reduced to the pro forma amounts indicated below.

	2001		2000		1999	
	As Reported	**Pro Forma**	**As Reported**	**Pro Forma**	**As Reported**	**Pro Forma**
Net income	$ 2,888,943	2,859,846	1,931,675	1,884,770	2,680,430	2,513,362
Net income per share - basic	1.03	1.02	.71	.69	.95	.89
Net income per share - diluted	1.02	1.01	.69	.67	.90	.85

The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model with the following weighted-average assumptions used for grants in 2001 and 2000. The weighted average fair values of options granted in 2001, 2000 and 1999 were $2.65, $1.85 and $3.42, respectively.

	2001	2000	1999
Risk-free interest rate	4.86%	6.00%	6.25%
Dividend yield	1.85%	2.0%	0%
Expected volatility	20%	20%	17.8%
Expected lives (in years)	8	5	5

(Continued)

December 31, 2001 and 2000

The following table summarizes additional information about the Option Plan at December 31, 2001:

Exercise Price	Number Outstanding	Remaining Contractual Life	Number Exercisable
$ 7.50	10,000	2.25 years	10,000
10.50	5,424	5.25 years	5,424
10.94	9,000	7.70 years	9,000
11.00	10,315	8.00 years	10,315
11.00	500	.40 years	500
11.00	500	.20 years	500
11.06	60,000	7.50 years	60,000
11.50	8,000	10 years	8,000
14.88	10,000	9.10 years	10,000
19.50	4,204	6.00 years	4,204
	117,943	7.20 years	117,943

(12) **Parent Company Financial Information**

Condensed financial information of Cooperative Bankshares, Inc., the parent company, at December 31, 2001 and 2000 and for the years ended December 31, 2001, 2000 and 1999 is presented below:

Condensed Statements of Financial Condition

	2001	2000
Assets:		
Cash	$ 1,753	1,170
Equity investment in subsidiary	33,616,593	30,811,081
Other assets	141,772	135,730
	$ 33,760,118	30,947,981
Liabilities and stockholders' equity:		
Other liabilities	$ 141,838	135,802
Stockholders' equity	33,618,280	30,812,179
	$ 33,760,118	30,947,981

(Continued)

December 31, 2001 and 2000

Condensed Statements of Operations

		2001	2000	1999
Dividends from subsidiary	$	347,309	825,242	4,556,645
Equity in undistributed net income of subsidiary		2,586,569	1,114,286	(1,852,795)
Miscellaneous expenses		(44,935)	(7,853)	(23,420)
	$	2,888,943	1,931,675	2,680,430

Condensed Statements of Cash Flows

		2001	2000	1999
Operating activities:				
Net income	$	2,888,943	1,931,675	2,680,430
Equity in undistributed net income of subsidiary		(2,586,569)	(1,114,286)	1,852,795
Change in other assets		—	(135,730)	—
Change in other liabilities		(6)	72	—
Amortization of deferred organization costs		—	—	8,841
Net cash provided by (used in) operating activities		302,368	681,731	4,542,066
Financing activities:				
Proceeds from issuance of common stock, net		261,249	206,035	51,799
Purchase and retirement of common stock		—	(480,657)	(4,594,538)
Cash dividends paid		(563,034)	(406,890)	—
Net cash used in financing activities		(301,785)	(681,512)	(4,542,739)
Increase (decrease) in cash and cash equivalents		583	219	(673)
Cash and cash equivalents, beginning of year		1,170	951	1,624
Cash and cash equivalents, end of year	$	1,753	1,170	951

(Continued)

(13) Fair Value of Financial Instruments

The following disclosure of the estimated fair value of financial instruments is made in accordance with the requirements of SFAS No. 107, "Disclosures About Fair Value of Financial Instruments". The estimated fair value amounts have been determined by the Company using the methods and assumptions described below. However, considerable judgment is required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts the Company could realize in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value.

Cash and Cash Equivalents

The carrying amount is a reasonable estimate of fair value.

Securities

For investments in debt securities, fair values are based on quoted market prices or dealer quotes. For other securities, fair value equals quoted market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

FHLB Stock

The carrying amount is a reasonable estimate of fair value.

Loans

The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

Accrued Interest

The carrying amount is a reasonable estimate of fair value.

Deposits

The fair value of NOW, savings, and money market deposit accounts is the amount payable on demand at the reporting date. The fair value of fixed-maturity certificates of deposit is estimated using the rates currently offered for deposits of similar remaining maturities.

Borrowed Funds

Borrowed funds consist of FHLB borrowings with varying maturities. The fair values of these liabilities are estimated using the discounted values of the contractual cash flows. The discount rate is estimated using the rates currently in effect for similar borrowings.

(Continued)

Off-Balance Sheet Financial Instruments

The fair value of off-balance sheet financial instruments is considered immaterial. As discussed in note 3, these off-balance sheet financial instruments are commitments to extend credit and are either short term in nature or subject to immediate repricing.

The carrying amounts and estimated fair values of the Company's financial instruments at December 31, 2001 and 2000 are as follows (in thousands):

	2001		2000	
	Carrying amount	**Estimated fair value**	**Carrying amount**	**Estimated fair value**
Financial assets:				
Cash and cash equivalents	$ 12,296	12,296	18,148	18,148
Securities:				
Available for sale	42,970	42,970	16,049	16,049
Held to maturity	5,000	5,283	18,978	18,554
Loans, net	373,458	376,503	347,486	348,179
FHLB stock	4,155	4,155	3,755	3,755
Accrued interest receivable	2,637	2,637	2,776	2,776
Financial liabilities:				
Deposits	339,830	340,320	327,312	324,987
Borrowed funds	83,097	86,451	55,101	53,391
Accrued interest payable	264	264	300	300

(14) Stock Repurchase Plan

On October 21, 1999 the Company's Board of Directors approved a Stock Repurchase Program authorizing the Company to repurchase up to 138,000 shares, or approximately 5% of the then outstanding shares of common stock. The Company did not purchase any shares pursuant to the program during 2001. During 2000, the Company purchased 46,385 shares at an average cost of $10.36 per share pursuant to the program.

(15) Branch Sale

During February 2000, the Company sold the Robersonville, N. C. branch with $7.1 million in deposits to Southern Bank & Trust Company. A gain of $582,583 was realized on the sale.

(16) Subsequent Event

On February 25, 2002, the Company sold a parcel of real estate, resulting in a gain of approximately $450,000 (unaudited).

Board of Directors

Cooperative Bankshares, Inc.
Cooperative Bank For Savings, Inc., SSB

Frederick Willetts, III
Chairman, President & CEO

Paul G. Burton
President, Burton Steel Company

Russell M. Carter
President, Atlantic Corporation

F. Peter Fensel, Jr.
President, F. P. Fensel Supply Company

James D. Hundley, M.D.
President, Wilmington Orthopaedic Group P.A.

H. T. King, III
President, Hanover Iron Works, Inc.

R. Allen Rippy
Vice President, Rippy Cadillac Oldsmobile, Inc.

O. Richard Wright, Jr.
Attorney McGougan, Wright, Worley, Harper & Bullard

Officers of Cooperative Bank

Frederick Willetts, III	Chairman, President-Chief Executive Officer
O. C. Burrell, Jr.	Executive Vice President-Chief Operating Officer
Dickson B. Bridger	Senior Vice President-Mortgage Lending
Todd L. Sammons, CPA	Senior Vice President-Chief Financial Officer
Sandra B. Carr	Vice President-Retail Banking Operations
Linda B. Garland	Vice President-Marketing/ Corporate Secretary
Raymond A. Martin	Vice President-Information Services
Donna H. Mitchell	Vice President-Mortgage Operations
John P. Payne, CPA	General Auditor
Susie K. Register	Vice President-Mortgage Servicing/Processing
Dare C. Rhodes	Vice President-Human Resources
Phillip T. Whittington, Jr.	Vice President-Commercial Lending

Financial Center Locations

Beaufort
Belhaven
Elizabethtown
Jacksonville (2)
Kill Devil Hills
Morehead City

Tabor City
Wallace
Washington (2)
Whiteville
Wilmington (4)

Corolla -Loan Production Office

Corporate Information

Corporate Headquarters
Cooperative Bankshares, Inc.
201 Market Street
P.O. Box 600
Wilmington, North Carolina 28402
(910) 343-0181

Transfer Agent
First Citizens Bank
Corporate Trust Department
P.O. Box 29522
Raleigh, North Carolina 27626-0522

Special Counsel
Stradley Ronon
Kantarian & Bronstein, LLP
1220 19th Street, NW Suite 700
Washington, DC 20036

Annual Meeting
The Annual Meeting of Stockholders of Cooperative Bankshares, Inc. will be held:
Hilton Wilmington Riverside,
301 North Water Street, Wilmington, NC 28401
April 26, 2002 at 11:00 a.m.
All stockholders are cordially invited to attend.

Form 10-K
Copies of Form 10-K may be obtained without charge by writing to Linda B. Garland at the Corporate Headquarters address.

Additional Information or copies
For additional information, please contact
Linda B. Garland or Todd Sammons at (910) 343-0181
www.coop-bank.com

Annual Disclosure Statement
"This information has not been reviewed or confirmed for accuracy or relevancy by Federal Deposit Insurance Corporation (FDIC)."

Capital Stock

Cooperative Bankshares, Inc. stock is traded on the NASDAQ National Market under the symbol "COOP". As of December 31, 2001, there were 2,835,447 shares outstanding, which were held by 544 stockholders of record. The Company began paying a quarterly cash dividend in April 2000. Stock performance for 2001 and 2000 is given in the following table.

Quarterly Common Stock Data

	2001		2000	
Quarters Ended	**High**	**Low**	**High**	**Low**
December	12.400	9.500	12.000	9.000
September	13.500	9.500	10.250	8.250
June	12.500	10.800	11.625	8.000
March	15.750	9.750	12.125	8.875

Cooperative Bank Financial Centers

1 Main Office
2 Hanover
3 Long Leaf
4 Morehead City
5 Jacksonville
6 Wallace
7 Elizabethtown
8 Tabor City
9 Beaufort
10 Jacksonville
11 Washington
12 Belhaven
13 Kill Devil Hills
15 Washington
16 Ogden
18 Whiteville

Loan Origination Office

17 Corolla


VIRGINIA
GATES
HERTFORD
CAMDEN
CURRITUCK
PASQUOTANK
PERQUIMANS
CHOWAN
BERTIE
MARTIN
WASHINGTON
TYRRELL
DARE
NORTH CAROLINA
PITT
BEAUFORT
HYDE
GREENE
WAYNE
LENOIR
CRAVEN
PAMLICO
SAMPSON
JONES
DUPLIN
ONSLOW
CARTERET
BLADEN
PENDER
NEW HANOVER
COLUMBUS
BRUNSWICK
HORRY
SOUTH CAROLINA

Cooperative Bankshares, Inc.

Corporate Headquarters
201 Market Street
P.O. Box 600
Wilmington, North Carolina 28402

www.coop-bank.com

Printed on Recycled Paper